Morgan Stanley & Co. LLC

1585 Broadway

New York, New York 10036

Merrill Lynch, Pierce, Fenner & Smith

                     Incorporated

One Bryant Park

New York, New York 10036

Cowen and Company, LLC

599 Lexington Avenue

New York, New York 10022

Barclays Capital Inc.

745 7th Avenue

New York, New York 10019

February 4, 2019

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Alector, Inc.
Registration Statement on Form S-1
Registration File No. 333-229152

Dear Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of Alector, Inc. (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:00 PM, Eastern Time, on February 6, 2019, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Wilson Sonsini Goodrich & Rosati, P.C., request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that we have effected the following distribution of the Company’s preliminary prospectus dated January 29, 2019:

i.	Dates of distribution: January 29, 2019 through the date hereof

Securities and Exchange Commission	2	February 4, 2019

ii.	Number of prospective underwriters to which the preliminary prospectus was furnished: 4

iii.	Number of preliminary prospectuses furnished to investors: approximately 1726

iv.	Number of preliminary prospectuses distributed to others, including the Company, the Company’s counsel, independent accountants, and underwriters’ counsel: approximately 115

We, the undersigned, as representatives of the several underwriters, have complied and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours, Morgan Stanley & Co. LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated Cowen and Company, LLC Barclays Capital Inc.

Acting severally on behalf of themselves and the several Underwriters

By:	Morgan Stanley & Co. LLC

By:	/s/ Chris Rigoli
Name: Chris Rigoli
Title: Vice President

By:	Merrill Lynch, Pierce, Fenner & Smith Incorporated

By:	/s/ Charles Newton
Name: Charles Newton
Title: Managing Director

By:	Cowen and Company, LLC

By:	/s/ Tanya Joseph
Name: Tanya Joseph
Title: Managing Director

By:	Barclays Capital Inc.

By:	/s/ Jason Haas
Name: Jason Haas
Title: Managing Director

[Signature Page to Underwriters’ Acceleration Request]